SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                  ------------
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                         Stanley Furniture Company, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock , Par Value $.02 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    854305208
                                    ---------
                                 (CUSIP Number)

                               David W. Robertson
                                McGuireWoods LLP
                                One James Center
                            Richmond, Virginia 23219
                                 (804) 775-1031
                                 --------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                 April 25, 2002
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Albert L. Prillaman

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

         OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d) or 2(e)
         -----------------

6)       Citizenship or Place of Organization                      United States
         ------------------------------------

         Number of            7)       Sole Voting Power                668,214
         Shares Bene-                  -----------------
         ficially             8)       Shared Voting Power                    0
         Owned by                      -------------------
         Each                 9)       Sole Dispositive Power           668,214
         Reporting                     ----------------------
         Person With          10)      Shared Dispositive Power               0
                                       ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         668,214

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         9.8%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

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
                                  SCHEDULE 13D

Items 4, 5, 6 and 7 are amended as set forth below:

4.        Purpose of the Transaction.
          --------------------------

         The Common Stock covered by this report was acquired (i) in connection with the Merger described in Stanley's Proxy Statement/Prospectus dated October 13, 1992, (ii) as a result of options exercised, and the right to acquire Common Stock pursuant to exercisable options, under
         Stanley's various option plans, (iii) as a result of Common Stock acquired pursuant to the Executive Loan Plan as described in Item 3 and
         (iv) as a result of purchases in the over-the-counter market.

         Except as discussed below, the undersigned confirms that, as of the date of this statement, he has no plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f)      Any  other  material  change  in  the  issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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

         (j)      Any action similar to any of those enumerated above.

         The undersigned plans to sell up to 100,000 shares for estate planning purposes and to provide cash for liabilities related to the loan repayment described in Item 5.

         The undersigned may, from time to time, acquire additional shares, or sell shares, of Common Stock on the NASDAQ Stock Market or otherwise in the over-the-counter market.

5.       Interest in Securities of Stanley.
         ---------------------------------

         The undersigned is beneficial owner of 668,214 (or 9.8% of the outstanding) shares of Common Stock. Such number includes 120,000 shares which could be acquired upon exercise of options granted under the Stanley 2000 Incentive Compensation Plan (the "Plan"). The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, (i) 330,420 of such shares are pledged in connection with the loan discussed in Item 3, of which 100,000 shares will be released as described below, and (ii) the undersigned may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.

         The undersigned and Stanley have entered into an agreement with respect to the early repayment of the loan described in Item 3. Under this agreement, Stanley will release 100,000 shares of pledged stock to the undersigned which he may sell for a period of 120 days following their release. The undersigned will repay the loan in cash or by surrender of common shares if he sells all those shares. Common Stock surrendered to repay the loan will be valued at the lesser of (i) the closing price of the Common Stock on the trading day before their surrender, or (ii) the average of the closing prices of the Common Stock on the 20 trading days immediately before their surrender. The undersigned will repledge the released shares if he does not sell any of those shares. If some of those shares are sold, he will provide additional collateral or reduce the outstanding loan amount so that the loan is secured by property valued at no less than 125% of the then outstanding loan amount as of the date 150 days after the release of the pledged shares.

         The undersigned has had no transactions in the class of securities beneficially owned by him in the sixty days before April 25, 2001, except that on such date he became beneficial owner of an additional 40,000 shares as a result of vesting of options granted under the Plan.

6.       Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of Stanley.
         ------------------------

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any other person with respect to any securities of Stanley.

7.       Material to be Filed as Exhibits.
         --------------------------------

         Exhibit D         Promissory Note dated April 19, 2000.*

         Exhibit E         Pledge Agreement dated April 19, 2000.*

         Exhibit F         Agreement between Stanley Furniture Company, Inc. and
                           Albert L. Prillaman dated April 25, 2002.


-----------
* Previously filed.





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
                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 25, 2002                       s/Albert L. Prillaman
                                             ---------------------
                                               Albert L. Prillaman

                                                                       Exhibit F

                                    AGREEMENT

         THIS  AGREEMENT,  dated as of April 25, 2002, is made between Albert L.
Prillaman   ("Prillaman")  and  Stanley  Furniture  Company,  Inc.,  a  Delaware
corporation (the "Company").

         WHEREAS, on April 19, 2000, Prillaman borrowed $2,584,982.70 from the Company in connection with an exercise of Company stock options that were held by Prillaman (the "Loan"). As security for the Loan, Prillaman pledged to the Company 330,420 shares of Company stock (the "Pledged Shares"). As of the date of this Agreement, the Loan remains outstanding, secured by the Pledged Shares.

         In consideration of the mutual agreements herein contained, the parties to this Agreement agree as follows:

1. The Company hereby agrees to release its security interest on 100,000 of the Pledged Shares (the "Released Shares") subject to the terms of this Agreement. The date on which the Company releases its security interest on the Released Shares will be known as the "Release Date" and, unless otherwise agreed by the parties, the Release Date shall be the date of this Agreement.

2. At any time within 120 days following the Release Date, Prillaman may sell any or all of the Released Shares.

3. If Prillaman sells all of the Released Shares pursuant to paragraph 2, Prillaman agrees that he will repay the entire amount of the Loan then outstanding (including repayment pursuant to paragraph 4). At such time as the Loan has been paid in full, the Company will release its security interest on the remaining Pledged Shares.

4. Prillaman will have the right, within 120 days following the Release Date, to surrender all or a portion of the Pledged Shares to the Company in partial or complete payment of the

                  Loan. The price of the Pledged Shares for purposes of payment on the Loan will be the lesser of (a) the closing price of the Company's common stock on Nasdaq on the trading day immediately preceding the day that Prillaman surrenders the Pledged Shares to the Company (the "Surrender Date") or (b) the average of the closing prices of the Company's common stock on Nasdaq on the twenty (20) trading days immediately preceding the Surrender Date.

5. (a) If Prillaman sells none of the Released Shares pursuant to paragraph 2, Prillaman agrees that he will re-pledge to the
                  Company the Released Shares as security for the Loan, effective as of the end of the 120-day period following the Release Date.

                  (b) If Prillaman sells some, but not all, of the Released Shares pursuant to paragraph 2, Prillaman agrees that he will take such action as is necessary to ensure that, no later than 150 days after the Release Date, the Loan is secured by property of Prillaman that is valued at no less than one hundred and twenty-five percent (125%) of the amount of the Loan that remains outstanding. In order to comply with this paragraph 5, Prillaman may select among one or more of the following alternatives: (a) surrender to the Company to be held as Pledged Shares all or part of the Released Shares that were not sold, (b) make payments to reduce the outstanding amount of the Loan (including as provided in paragraph 4), or
                  (c) provide property other than the Released Shares as security for the Loan, which property must be acceptable to the Company.

6. Except as specifically provided in this Agreement, the Loan and all related documents shall continue in full force and effect. Except for the Loan and all related documents, this Agreement contains the entire agreement of the parties in this matter and may be changed only by an agreement in writing signed by both parties hereto.

7.                This   Agreement   shall  be  governed  by  the  laws  of  the
                  Commonwealth of Virginia.

8. This Agreement shall be binding upon and inure to the benefit of and shall be enforceable by and against the Company, its successors and assigns, and Prillaman, his heirs, beneficiaries, and legal representatives.

         IN WITNESS WHEREOF, Prillaman and the Company have executed this Agreement as of the day and year above written.


                                   STANLEY FURNITURE COMPANY, INC.

                                   By:      s/Douglas I. Payne
                                            ------------------
                                            Name:  Douglas I. Payne
                                            Title:  Executive Vice President


                                   ALBERT L. PRILLAMAN

                                   s/Albert L. Prillaman
                                   ---------------------



















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